SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 22, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated July 22, 2004 announcing Groupe Danone’s preliminary first half results for 2004.

July 22nd, 2004

GROUPE DANONE

Preliminary 2004 first half results

•	Like-for-like sales growth: +8.8%
•	Increase in operating margin from 11.9% to 12.3%
•	Fully diluted EPS: up +10.4%

Financial highlights for preliminary and unaudited 2004 half year results for Groupe DANONE are as follows:

Key figures ( € millions)	H1 2003	H1 2004		growth
Sales	6,622	6,995		+8.8%[1]
Operating income	787	863
Operating margin	11.9%	12.3%		+ 46	bps
Net income	403	436		+8.2%
EPS diluted	1.54	€1.70	€	+10.4%
Free Cash Flow [2]	479	510		+6.5%
Equity (incl. minorities) end of June, 30th [3]	5,365	5,480
Net financial debt end of June, 30th [4]	3,163	2,420

[1] : At constant scope of consolidation and exchange rates

[2] : Cash from operations less capital expenditures and change in working capital requirement

[3] : Equity (including minorities) as of Dec. 31st 2003 = € 5,528 million

[4] : Net financial debt as of Dec. 31st 2003 = € 2,692 million

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

1.	Like-for-like sales up +8.8% in the first half of 2004

Consolidated net sales of Groupe DANONE amounted to € 6,995 million in the 1st half 2004 compared to € 6,622 million in the 1st half 2003, increasing by +5.6% on a reported basis.

Changes in exchange rates had a negative effect of -2.5%, mainly due to the strengthening of the Euro versus the US Dollar, the Chinese Yuan, and the Mexican Peso. Changes in the scope of consolidation impacted sales negatively by -0.7%, resulting from the US HOD business deconsolidation in November 2003, partly compensated by Stonyfield and the Turkish activities, fully consolidated from January, 1st, 2004.

Like-for-like sales were up +8.8%, with a +6.7% rise in volume and a +2.1% rise in value.

In the 1st half, sales by business line and by geographical area are as follows:

(€ millions)	H1 2003	H1 2004	Like-for-like growth [1]
By business line
Fresh Dairy Products	3,102	3,474	+11.2%
Beverages	1,865	1,822	+9.4%
Biscuits & Cereal Products	1,497	1,536	+3.7%
Other Food Business	158	163	+3.2%

By geographical area
Europe	4,431	4,754	+5.9%
Asia	1,019	1,099	+13.8%
Rest of World	1,172	1,142	+17.4%
Group	6,622	6,995	+8.8%

[1]: like-for-like: at constant scope of consolidation and exchange rates

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

2nd Quarter 2004

Like-for-like sales increased by +7.9% in the 2nd quarter 2004.

Like-for-like sales growth by business line and by geographical area is as follows:

	Q1 2004	Q2 2004	H1 2004
By business line
Fresh Dairy Products	+12.8%	+9.6%	+11.2%
Beverages	+10.4%	+8.5%	+9.4%
Biscuits & Cereal Products	+3.1%	+4.3%	+3.7%
Other Food Business	+6.6%	-0.1%	+3.2%

By geographical area
Europe	+6.8%	+5.0%	+5.9%
Asia	+12.0%	+15.6%	+13.8%
Rest of World	+21.3%	+13.8%	+17.4%

Group	+9.8%	+7.9%	+8.8%

On a reported basis, 2nd quarter sales increased by +5.6%. Changes in exchange rates had a negative impact of -1.8% and changes in the scope of consolidation a negative impact of -0.5%.

Like-for-like sales growth of +7.9% derived from a +5.9% rise in volume and a +2.0% rise in value.

2.	Operating margin rose from 11.9% to 12.3% in the first half of 2004

The Group operating margin increased by +46 basis points, from 11.9% in the first half 2003 to 12.3% in the first half 2004.

This performance was achieved despite increasing input costs, mainly PET in Asia, and the fall in US Dollar, Yen and Pound Sterling, which impacted our Beverages exports negatively.

The Themis project (Group’s information systems project) contributed for around +20 basis points to the increase in operating margin.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

Operating income by business line and geographical area is as follows:

By business line (€ millions)	Operating Income		Operating Margin
	H1 2003	H1 2004	H1 2003	H1 2004
Fresh Dairy Products	424	479	13.7%	13.8%
Beverages	270	281	14.5%	15.4%
Biscuits & Cereal Products	124	135	8.3%	8.8%
Other Food Business	26	29	16.5%	17.8%

Unallocated Items	(57)	(61)	—	—

Group	787	863	11.9%	12.3%

By geographical area (€ millions)	Operating Income		Operating Margin
	H1 2003	H1 2004	H1 2003	H1 2004
Europe	609	653	13.7%	13.7%
Asia	139	158	13.6%	14.4%
Rest of World	96	113	8.2%	9.9%

Unallocated Items	(57)	(61)	—	—

Group	787	863	11.9%	12.3%

Operating income structure

(€ millions)	H1 2003	% 2003 Sales	H1 2004	% 2004 Sales
Sales	6,622		6,995

Cost of goods sold	(3,036)	45.8%	(3,217)	46.0%
Selling expenses	(2,132)	32.2%	(2,213)	31.6%
Other	(667)	10.1%	(702)	10.1%

Operating Income	787	11.9%	863	12.3%

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

3.	Fully diluted Earnings Per Share up +10.4%

Net profit amounted to €436 million in the first half 2004, a +8.2% increase, compared to the first half 2003.

Earnings per share fully diluted was up +10.4%.

Net profit includes exceptional items of:

•	a €100 million impairment charge related to the planned disposal of Biscuits activities in the United Kingdom and Ireland

•	a €71 million earn-out related to the sale of BSN Glasspack.

(€ millions)	H1 2003	H1 2004
OPERATING INCOME	787	863

Exceptional items	(29)	(49)
Financial costs	(41)	(43)
Taxes	(243)	(257)

INCOME BEFORE MINORITY INTERESTS	474	514

Minority interests	(93)	(89)
Net earnings of equity method companies	22	11

NET PROFIT	403	436 +8.2%

EARNINGS PER SHARE fully diluted	1.54	€1.70 +10.4	€ %

4.	Financing

Free Cash Flow grew by 6.5% in the first half 2004 compared to the first half 2003.

Capital expenditures represented 3.0% of net sales compared to 3.6% in the first half 2003.

Net financial debt decreased from € 2,692 million end of December 2003, to € 2,420 million end of June 2004 (representing a gearing ratio of 44% compared to 49% end of December 2003).

The Group has used its share buyback authorization for € 220 million in the first half 2004.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

o o O o o

The first half performance allows Groupe DANONE to confirm its targets for the full year 2004:

-	like-for-like sales growth should rather be in the upper part of [+5% to +7%] range

-	Operating margin should increase by around + 40 basis points

o o O o o

First half final audited results will be released on September, 9th, 2004.

9 months sales for 2004 will be released on October, 14th, 2004.

o o O o o

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements regarding Groupe Danone’s growth and margin targets for 2004. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2003.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: July 22, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer